UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC File Number
333-117335

Cusip Number

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):      ☑ Form 10-K      ☐ Form 20-F      ☐ Form 11-K      ☐ Form 10-Q      ☐ Form 10-D      ☐ Form N-SAR      ☐ Form N-CSR

For Period Ended: December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print Or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Calpine Generating Company, LLC
CalGen Finance Corp.

Full Name of Registrant

Former Name if Applicable

50 West San Fernando Street

Address of Principal Executive Office (Street and Number)

San Jose, CA 95113

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑ (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Calpine Generating Company, LLC and CalGen Financing Corp. (together, the “Company”) is filing this Form 12b-25 with respect to its annual report on Form 10-K for the year ended December 31, 2004 because additional time is needed to complete its financial statements. Due to the filing of Form 12b-25 on March 17, 2005 by its parent, Calpine Corporation (“Calpine”), the Company requires additional time for its Senior Management, which is also the Senior Management of Calpine, to complete the assessment of its internal control environment and to gather and review the information necessary to file an accurate and complete Form 10-K. As a result, the Company could not file its 2004 Form 10-K in a timely manner without unreasonable effort or expense. The Company expects to file its 2004 Form 10-K on or before April 15, 2005.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lisa Bodensteiner	408	995-5115

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

The Company expects to report revenue of approximately $1.7 billion for the year ended December 31, 2004 compared to revenue of $1.2 billion for the same period in 2003. In addition, the Company expects to report total interest expense of approximately $233.0 million for the year ended December 31, 2004 compared to $312.7 million for the same period in 2003. As a result, the Company expects to report a loss before income taxes and cumulative effect of a change of accounting principle for the year ended December 31, 2004 of approximately $31.9 million compared to a loss of $192.5 million for the same period in 2003.

The increase in revenue is mainly attributable to the commencement of operations for two of our facilities and an expansion of another facility in 2004. The decrease in interest expense is mainly attributable to the conversion of $4.4 billion in subordinated debt to equity in a non-cash capital contribution by Calpine. The conversion was made in connection with the issuance of $2.4 billion in debt securities on March 23, 2004. These new securities were issued to replace the $2.5 billion in construction financing maturing in November 2004. The new debt securities were issued in various traunches and except for the Third Priority Secured Notes Due 2011, carry a floating interest rate based on LIBOR plus a spread. The Third Priority Secured Notes Due 2011 carry a fixed interest rate of 11.5%.

Calpine Generating Company, LLC
CalGen Finance Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 31, 2005	By /s/ Charles B. Clark, Jr.
Senior Vice President and Controller
Chief Accounting Officer